FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 11, 2016

1.         DATE, TIME AND PLACE: On the 11th day of May of 2016, at 03:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company” or “CBD”), located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the City of São Paulo, State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call was waived for the attendance of all members of the Board of Directors , in accordance with paragraph second of article 15 of the Company’s Bylaws. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diaz Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos e Yves Desjacques.

4.         AGENDA: To acknowledge and examine the project for a potential integration of the e-commerce business developed by Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), a subsidiary of Cnova N.V. (“Cnova NV”), a company controlled by the Company, to the business developed by the Company (“Reorganization”).

5.         RESOLUTIONS: Mr. Ronaldo Iabrudi presented the Reorganization project as discussed in Via Varejo’s Board of Directors Meeting, held on this date. When the presentation was over and after questions and debates regarding the Reorganization, the members of the Board of Directors unanimously resolved, in compliance to the terms of the Policy for Related Parties Transactions of the Company, to create a special committee formed by Messrs. Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago, which shall interact with Via Varejo’s special committee and Cnova NV and issue a recommendation to the Board of Directors of CBD regarding (i) the vote to be cast by CBD at the Cnova NV’s shareholders meeting that shall resolve on the Reorganization; (ii) the non-sale of Cnova NV shares held by CBD in the tender offer for acquisition of the shares held by Cnova NV’s minority shareholders, to be launched by Casino Guichard-Perrachon, in the context of the Reorganization; and (iii) the terms and conditions of the New Operational Agreement, to be entered into between CBD and Via Varejo in case the Reorganization is implemented. Additionally, with the abstention of the Board members appointed to the Special Committee, the members of the Board of Directors resolved to fix the extraordinary remuneration to which such directors are entitled as members of the Special Committee. Finally, the Board of Directors determined that the decisions made at this meeting become public via a notice of material fact to be disclosed on this date.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read approved and executed by all those who attended the meeting. São Paulo, May 11, 2016. Signatures: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diaz Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos e Yves Desjacques.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.